SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

September 30, 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X

 Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CRYSTAL GRAPHITE CORPORATION

(Registrant)

                          “Lana Bea Turner”

Date: September 30, 2003

                                        by:    (Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0151

Shares Outstanding: 24,844,718

CUSIP #229248109

OTCBB Trading Symbol: “CYTGF”

September 30, 2003

CRYSTAL GRAPHITE

Crystal Graphite Corporation Announces Financing

Strengthens Management Team with Two Executive Appointments

Vancouver, BC, September 30, 2003 – Crystal Graphite Corporation (OTCBB:  CYTFG) announced it has completed a financing by the issuance of a debenture and 500,000 shares in the amount of $1 million CDN.  The debenture is repayable in one year, unless extended by the Company to two years.  The Company has also concluded share placements at $0.20US per share of an aggregate of approximately $200,000US.  The proceeds of these financings were effected to provide the Company with working capital and the resources to pursue its graphite development and marketing plans.

During the next several months the Company plans to upgrade the water treatment system, increase feed bin capacity to four hours and increase flotation productivity at its Black Crystal Graphite operation.  An additional 2,500 tons of graphitic material plant feed is also planned to be excavated and delivered to the plant site during the month of October 2003.

The company also announced two management appointments, which strengthen the management team:

John Geisler has been named Vice President Corporate Development.  Mr. Geisler has an extensive background in the financial service industry and will be responsible for corporate marketing functions, including all aspects of strategic planning, acquisitions and financial investments, working with the financial community, evaluating trends in the industry, identifying and executing business and strategic priorities and opportunities.

Ted Nunn, P. Eng., who has been with Crystal Graphite Corporation since 2000, has been promoted to the position of Vice President of Operations.  Mr. Nunn was the General Project Manager and was instrumental in successfully developing the company’s graphitic resource and processing facility.

Gordon Sales, President of Crystal Graphite, commented:  “The company has positioned itself to take full advantage of the anticipated growth in the graphite industry.  We believe that by successfully completing this financing and expanding our management team with these two capable individuals, Crystal Graphite can effectively meet the opportunities ahead.”

Crystal Graphite has developed three marketable graphite products ranging in purity from 97% to 99.5% graphitic carbon, all to be produced at the company’s processing facility, using graphitic material from the company’s extensive holdings near Nelson, British Columbia.  This purity of graphite is particularly useful in the development of bi-polar plates for fuel cells.  More information on Crystal Graphite is available at the company’s website:http://www.crystalgraphite.com or by contacting the company’s investor relations department.

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could” or “might” occur.

Contact:

Beverly Jedynak

Martin E. Janis & Company, Inc.

312-943-1100 ext. 12

b.jedynak-janispr@att.net

Suite #1750-999 West Hastings Street

Vancouver, BC V6C 2W2 Canada

Telephone: (604) 681-3060  Fax: (604)  682-4886